Voya Retirement Insurance and Annuity Company
and its
Variable Annuity Account C

**STATE UNIVERSITY OF NEW YORK
DEFINED CONTRIBUTION RETIREMENT PLANS**

**Supplement Dated November 22, 2019 to the Contract Prospectus and
Contract Prospectus Summary, each dated May 1, 2019, as amended**

This supplement updates and amends certain information contained in your contract prospectus and contract prospectus summary, each dated May 1, 2019. Please read it carefully and keep it with your contract prospectus and contract prospectus summary, as applicable, for future reference.

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> *The following information only affects you if you currently invest in or plan to invest in the subaccounts that correspond to the State University of New York funds listed below.*

Effective January 31, 2020, the following funds will be closed to new and existing plans, plan participants and plan sponsors:

- American Beacon Small Cap Value Fund;
- Invesco Oppenheimer Main Street Fund;
- Lazard International Equity Portfolio;
- PIMCO CommodityRealReturn Strategy Fund®;
- Voya Corporate Leaders 100® Fund; and
- Voya Floating Rate Fund.